02021480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
~~8-12345~~ 8-46591

RECEIVED
MAR 13 2002
385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROUND HILL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

3191 DANVILLE BOULEVARD
(No and Street)

ALAMO	CALIFORNIA	94507
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN OVERHOLTZER — (925) 820-3980
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

OATH OR AFFIRMATION

I, **JOHN OVERHOLTZER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ROUND HILL SECURITIES, INC.**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

LINDA HOLMAN
Commission # 1246183
Notary Public - California
Contra Costa County
My Comm. Expires Jan 15, 2004

Signature

CEO
Title

Linda Holman
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Round Hill Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors and Shareholders
Round Hill Securities, Inc.
Alamo, California

We have audited the accompanying statement of financial condition of Round Hill Securities, Inc., (the Company) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Round Hill Securities, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. Wintter + Associates

February 22, 2002

Round Hill Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 1,124,950
Deposits with clearing organizations	254,143
Receivables from broker-dealers and clearing brokers	407,559
Receivables from affiliates and brokers	781,240
Securities owned, at market value	23,890
Prepaid expenses and other assets	204,938
Furniture and equipment, at cost, less accumulated depreciation of $208,073	75,864
Total assets	$ 2,872,584

Liabilities and Stockholders' Equity

Commissions payable	$ 856,863
Accounts payable, accrued expenses and other liabilities	448,180
Securities sold, not yet purchased, at market value	8,901
Capital lease obligations	44,956
Total liabilites	$ 1,358,900
Subordinated borrowings	1,000,000
Stockholders' equity	
Common stock (no par value; 10,000 shares authorized, 7,000 shares issued and outstanding)	1,375,005
Retained earnings (deficit)	(861,321)
Total stockholders' equity	$ 513,684
Total liabilities, subordinated borrowings and stockholders' equity	$ 2,872,584

See independent auditor's report and accompanying notes.

Round Hill Securities, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2001

Revenue:	
Commissions	$ 25,122,051
Transaction fees	3,518,205
Interest, trading and investment income	2,765,880
Other income	161,268
Total revenues	31,567,404
Expenses:	
Commissions	22,632,334
Employee compensation and benefits	3,558,541
Clearing expenses	2,451,546
Facility costs	1,472,422
Professional fees	569,024
Interest expense	71,280
Depreciation	36,604
Other operating expenses	918,662
Total expenses	31,710,413
Loss before income taxes	(143,009)
Income tax provision (benefit)	(30,070)
Net loss	$ (112,939)

See independent auditor's report and accompanying notes.

Round Hill Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common Stock	Retained Earnings (Deficit)	Stockholders' Equity
December 31, 2000	1,375,005	1,563,800	2,938,805
Dividends		(2,312,182)	(2,312,182)
Net loss		(112,939)	(112,939)
December 31, 2001	1,375,005	(861,321)	513,684

Statement of Changes in Subordinated Borrowings

For the Year Ended December 31, 2001

December 31, 2000	$ 1,000,000
Changes	-
December 31, 2001	$ 1,000,000

See independent auditor's report and accompanying notes.

Round Hill Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (112,939)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	36,604
(Increase) decrease in:	
Deposits with clearing organizations	152,529
Receivables from broker-dealers and clearing brokers	485,478
Receivables from affiliates and brokers	248,517
Securities owned, at market value	45,588
Prepaid expenses and other assets	(96,316)
Increase (decrease) in:	
Commissions payable	(112,818)
Accounts payable, accrued expenses and other liabilities	245,188
Securities sold, not yet purchased	8,901
Net cash provided (used) by operating activities	$ 900,732
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(98,067)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on capital lease obligations	(10,914)
Net increase (decrease) in cash and cash equivalents	$ 791,751
Cash and cash equivalents, beginning of year	333,199
Cash and cash equivalents, end of year	$ 1,124,950
NON-CASH FINANCING AND INVESTING ACTIVITIES	
Dividends paid by reducing receivable from affiliate	$ 2,312,182
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 71,280

See independent auditor's report and accompanying notes.

Round Hill Securities, Inc.

Notes to the Financial Statements

December 31, 2001

(1) Organization

Round Hill Securities, Inc. ("the Company") was incorporated in the State of California in 1993. The Company was approved for membership by the NASD on December 8, 1993. The Company is currently registered in 50 states and is a wholly owned subsidiary of Round Hill Holdings, Inc. ("Holdings"). The Company's primary source of revenue is commissions generated from customer transactions.

(2) Significant Accounting Policies

Customer and Proprietary Securities Transactions

The Company clears all customers' transactions on a fully disclosed basis in accordance with clearing agreements with Bear, Stearns Securities Corporation ("BSSC") and Fiserv Correspondent Services, Inc. ("FCSI"). The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker of customer securities to BSSC or FCSI and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial conditions.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of debt and equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in interest, trading, and investment income. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Depreciation
Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which range from three to seven years.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate returns.

(3) Receivables from Broker-dealers and Clearing Broker

Amounts receivable from broker-dealers and clearing brokers consist of cash deposits at the Company's clearing brokers and commissions receivable from the clearing brokers, life insurance companies and mutual funds companies arising from customer securities transactions.

(4) Subordinated Borrowings

In July 1998, the Company entered into a subordinated loan agreement for $1,000,000 that matures June 30, 2008. Interest is paid monthly at the federal funds rate. These borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(5) Income Taxes

The components of the income tax provision (benefit) for the year ended December 31, 2001 are as follows:

Current:	
Federal	$ (30,870)
State	800
Tax Benefit	$ (30,070)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2001, deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $30,870 is included in receivables from affiliates and brokers.

(6) Operating Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year expiring at various dates through 2008. Certain leases contain renewal options and escalation clauses. The Company also receives rental income from non-cancelable subleases for office space. Aggregate annual rentals for office space and equipment and aggregate annual rental income to be received at December 31, 2001 are approximately as listed below:

	Minimum Rental Payments	Minimum Rentals to Be Received Under Subleases	Total
2002	$ 896,739	$ 261,107	$ 635,632
2003	778,823	143,589	635,234
2004	654,631	70,236	584,395
2005	482,394	11,706	470,688
2006	475,824		475,824
Thereafter	517,537		517,537
	$ 3,805,948	$ 486,638	$ 3,319,310

Rent expense, net of $252,248 for subleases, was $576,904 for the year ended December 31, 2001 and is included in facility costs.

Round Hill Securities, Inc.

Notes to the Financial Statements

December 31, 2001

(7) Capital Leases

The Company's property under capital leases, which are included in furniture and equipment, is summarized as follows:

Equipment	$ 60,610
Less: Accumulated depreciation	(25,345)
	$ 35,265

The Company leases equipment under two capital lease obligations, which expire in 2003 and 2005. The leases call for 36 and 60 equal monthly payments of $345 and $1,215, respectively.

Future minimum lease payments required under the capital leases are as follows:

Year ended	Amount
December 31, 2002	$ 18,727
December 31, 2003	15,273
December 31, 2004	14,582
December 31, 2005	9,721
	$ 58,303

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2001, the Company had net capital of $445,252 of which $345,252 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 3.05 to 1 at December 31, 2001.

(9) Risk Concentrations

At December 31, 2001, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $664,107.

Management estimates that 56% of revenues were generated in the state of California and 13% in the state of Ohio.

(10) Related Party Transactions

The Company and Services are affiliated companies 100% owned by Holdings. If these companies were to report on a combined basis the results of operations and financial position could differ significantly. The Company is under common management with Holdings and Services.

The Company, Services, and Holdings are all parties to an overhead sharing agreement under which Holdings has assumed responsibility for the payment of certain overhead costs of the three corporations, including office space, data communications and office expenses. Holdings pays and records such costs on its records, and then allocates the proportional share to the Company that management has determined to be equitable. In 2001, the Company was charged $380,939 for such costs by Holdings.

The cost of employees of Holdings is paid semi-monthly by the Company and such cost is re-billed to and repaid by Holdings.

The Company maintains a medical plan program for the benefit of its employees. Employees of Holdings and Services are also included in the medical plan and their cost is re-billed to and paid for by Holdings.

The Company has guaranteed debt of Holdings totaling $509,612 at December 31, 2001.

Included in receivables from affiliates and brokers at December 31, 2001, is a $668,500 receivable from Holdings which includes a $500,000 note receivable. The five-year note matures on July 7, 2004 and carries an interest rate of three quarters of one percent over the broker call rate not to exceed 10%.

During the year the Company paid dividends of $2,312,182 to Holdings by reducing the receivable from Holdings.

(11) Litigation

Due to the nature of its business, the Company is subject from time to time to various threatened or filed legal actions. The Company accrues estimated litigation costs related to any filed legal actions that would not be covered by insurance. Although the amount of ultimate exposure, if any, cannot be determined at this time, the Company does not expect the final outcome of threatened or filed suits to have a material adverse effect on its financial position or operations.

(12) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Round Hill Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital		
Total stockholders' equity qualified for net capital		$ 513,683
Subordinated borrowings allowable in computation of net capital		1,000,000
Total equity and subordinated liabilities		1,513,683
Less: Non-allowable assets:		
Receivables from affiliate and brokers	$ 781,240	
Prepaid expenses and other assets	204,938	
Furniture and equipment (net of accumulated depreciation)	75,864	
Total non-allowable assets		1,062,042
Net capital before haircuts		$ 451,641
Less: Haircuts on securties		6,389
Net capital		$ 445,252
Aggregate indebtedness		
Items included in statement of financial condition:		
Commissions payable		$ 856,863
Securities sold, not yet purchased		8,901
Accounts payable, accrued expenses and other liabilities		448,180
Capital lease obligations		44,956
Total aggregate indebtedness		$ 1,358,900
Computation of basic net capital requirement		
Net capital		$ 445,252
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)		(100,000)
Excess net capital		$ 345,252

The ratio of aggregate indebtedness to net capital is 3.05 to 1.

Round Hill Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2000:		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	538,267
Decrease in stockholders' equity		(126,015)
Decrease in non-allowable assets		36,089
Increase in haircuts on securities		(3,089)
Net capital per above computation	$	445,252

Round Hill Securities, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k) (2) (ii). All customer transactions are cleared through Bear, Stearns Securities Coporation and Fiserv Correspondent Services, Inc. or otherwise processed in accordance with Rule 15c3-1 (a) (2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Round Hill Securities, Inc.
Alamo, California

In planning and performing our audit of the financial statements and supplemental schedules of Round Hill Securities, Inc. (the "Company") for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2002

Round Hill Securities, Inc.

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants